June 3, 2016

Via EDGAR

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Attn:                    Suzanne Hayes

Office of Healthcare and Insurance

Re:                             Array BioPharma Inc.

Annual Report on Form 10-K for the Period Ended June 30, 2015

Filed August 21, 2015

Quarterly Report on Form 10-Q for the Period Ended December 31, 2015

Filed February 5, 2016

File Number 001-16633

Ladies and Gentlemen:

We are responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) sent to Array BioPharma Inc. (the “Company”) in a letter addressed to Mr. John R. Moore, General Counsel of the Company, on May 27, 2016 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”) and the above-captioned Quarterly Report on Form 10-Q (the “Form 10-Q”).

The Company’s responses to the Staff’s comments are set forth below.  For ease of reference, we also have reproduced the comment prior to the Company’s response to that comment.  Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K or the Form 10-Q, as applicable.

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Notes to the Unaudited Condensed Financial Statements

Note 3 — Collaboration and Other Agreements

Binimetinib and Encorafenib Agreements, page 14

1.             Please revise the disclosure you proposed in your response to include the following information:

•                  The number of indications to which the milestones are subject;

•                  The number of potential milestones for each of the regulatory and commercial milestones;

•                  The description of “regulatory related milestones.”

In addition, please confirm that you will provide a similar level of disclosure for other collaborative agreements with material milestone obligations, including the AKP agreement.

The Company confirms that it will disclose in the notes to the financial statements in future filings the substantive milestone payments under the PF Agreement as follows:

In addition to the $[    ] upfront payment described in Note 1, the PF Agreement contains substantive potential milestone payments of up to $[    ] for achievement of three regulatory milestones relating to EC marketing approvals for three specified indications and of up to $[    ] for achievement of seven commercialization milestones if certain net sales amounts are achieved for any licensed indications.

As discussed in our prior response, consistent with common practice in the biopharmaceutical industry, the Company will not disclose, and has requested confidential treatment for, the potential individual milestone payments set forth in the PF Agreement as it considers such information to be extremely confidential information. These terms are highly negotiated, and disclosure of the specific milestone payments would provide very valuable information to the Company’s competitors and existing and prospective collaborators, but have little or no value to the Company’s investors. Further, there is substantial risk and uncertainty that the milestones will be achieved due to the inherent uncertainties and the lengthy process involved in drug research, development and commercialization. Therefore, the Company believes the disclosure above is preferable to describing individual milestone payments and events.

The Company confirms that it will provide a similar level of disclosure for other agreements that have the potential for material milestone payments.  In making this materiality assessment, the Company considers matters such as probability in achieving the milestone, the stage of development or clinical trials, the timeline to potential achievement and clinical trial results. The Company proposes to add the following disclosure to address agreements with milestone provisions that are not material

The Company is also entitled under several agreements to other potential regulatory and commercialization milestone payments that are not material due to the likelihood of not achieving the milestone after assessing the stage of drug development or clinical trials,  the timeline to potential achievement and clinical trial results.

Acknowledgements

With respect to the above-captioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *              *              *

Please do not hesitate to call the undersigned at (303) 381-6600 if you have further comments or if you require any additional information.

Sincerely,

/s/ John R. Moore
John R. Moore
General Counsel

cc:                                Carin M. Cutler, Esq., Gross Cutler Seiler Dupont LLC

Dave Horin, Chief Financial Officer